                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549
                            _______________

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                         (Amendment No. 1 )/1/

                      TRANSMONTAIGNE OIL COMPANY
- ----------------------------------------------------------------------
                           (Name of issuer)

                Common Stock, Par Value $.01 per share
- ----------------------------------------------------------------------
                    (Title of class of securities)

                              821181 10 4
- ----------------------------------------------------------------------
                            (CUSIP number)

     Frederick W. Boutin, 370 17th Street, #900, Denver, CO 80202
                            (303-605-1798)y
- ----------------------------------------------------------------------
             (Name, address and telephone number of person authorized to receive notices and communications)

                             June 6, 1996
- ----------------------------------------------------------------------
        (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                    (Continued on following pages)

                          (Page 1 of 6 Pages)

_______________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  821181 10 4            13D            Page  2  of  6  Pages
         --------------                               ---    ---

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. Samuel Butler

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]
          N/A

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                      128,482

               8    SHARED VOTING POWER

                       0

               9    SOLE DISPOSITIVE POWER

                      128,482

               10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          128,482

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .6%

14   TYPE OF REPORTING PERSON*

          IN

TRANSMONTAIGNE OIL COMPANY                           Page 3 of 6 Pages
SCHEDULE 13D                                             June 28, 1996


Item 1.   Security and issuer.
- ------    -------------------

     Shares of Common Stock, par value $.01 per share (the "Shares") of:

     TransMontaigne Oil Company (formerly Sheffield Exploration
     Company, Inc.)
     Suite 900
     370-Seventeenth Street
     Denver, Colorado  80202

     The names and addresses of the principal executive officers of the Company are as follows:

Name                                     Title                                          Address
- ----                                     -----                                          -------
Cortlandt S. Dietler              Chairman, Chief Executive                       370 17th Street, Suite 900
                                      Officer, President                          Denver,  CO 80202

Richard E. Gathright              Executive Vice President                        370 17th Street, Suite 900
                                                                                  Denver, CO 80202

Harold R. Logan, Jr.              Executive Vice                                  370 17th Street, Suite 900
                                  President/Finance, Treasurer                    Denver, CO 80202

Frederick W. Boutin               Senior Vice President                           370 17th Street, Suite 900
                                  Denver, CO 80202


Item 2.   Identity and Background.
- ------    -----------------------

          (a)  J. Samuel Butler
          (b)  1801 Broadway, Suite 600, Denver, CO  80202
          (c)  Manager, President and Member of Trinity Petroleum
               Management LLC
          (d) Mr. Butler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Butler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TRANSMONTAIGNE OIL COMPANY                           Page 4 of 6 Pages
SCHEDULE 13D                                             June 28, 1996

          (f)  United States citizenship.


Item 3.   Source and Amount of Funds or Other Consideration.
- ------    -------------------------------------------------

          This amendment to Schedule 13D is being filed to report a material decrease in J. Samuel Butler's equity position in the Company (formerly Sheffield Exploration Company, Inc. ("Sheffield")) as a result of a merger between Sheffield and TransMontaigne Oil Company ("TransMontaigne") effective June 6, 1996 (the "Merger"). Mr. Butler's percentage ownership decreased from 5.1% to less than 1% of the Company's common stock as a result of the share exchange ratio set forth in the Restated Agreement and Plan of Merger, dated as of February 6, 1996 (the "Merger Agreement"), between Sheffield and TransMontaigne. The Merger consideration consisted of the issuance of shares of the Company's common stock in exchange for shares of common stock held by stockholders of TransMontaigne and Sheffield prior to the Merger.

Item 4.   Purpose of Transaction.
- ------    ----------------------

          Mr. Butler's equity ownership in the Company decreased to less than 1% due to the Merger of TransMontaigne into Sheffield, effective June 6, 1996. Pursuant to the terms of the Merger Agreement, Sheffield was the surviving corporation in the Merger, its name was changed to TransMontaigne Oil Company and the number of authorized shares of common stock was increased to 40,000,000.

          The Merger constituted a reverse acquisition of Sheffield by TransMontaigne in that Sheffield survived the Merger, but based upon the share exchange ratio, Sheffield stockholders now own 7% of the Company while TransMontaigne stockholders own 93% of the Company. According to the share exchange ratio in the Merger Agreement, (i) each share of common stock, $.10 par value per share, of TransMontaigne issued and outstanding immediately prior to the closing of the Merger was converted at the closing into the right to receive one share of common stock, $.01 par value per share, of the Company (formerly Sheffield); and (ii) each 2.432599 shares of Sheffield common stock issued and outstanding immediately prior to the closing of the Merger was converted at the closing into the right to receive one share of common stock of the Company.


          The Merger Agreement also provided that, at the closing of the Merger, the board of directors and officers of the Company would consist of the directors and officers of TransMontaigne immediately prior to the closing of the Merger, with the addition of Edwin Morgens (formerly a Sheffield director) as a director.

TRANSMONTAIGNE OIL COMPANY                           Page 5 of 6 Pages
SCHEDULE 13D                                             June 28, 1996

Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

          (a) - (b) Mr. Butler beneficially owns 128,482 Shares, representing less than 1% of the Company's Shares. Mr. Butler has sole voting and dispositive power over such Shares, but specifically disclaims beneficial ownership of 4,933 Shares held in trust for his grandchildren and of 10,072 Shares in Sheffield's 401(k) Plan, for which he serves as Trustee.

          (c) Other than the Merger, no transactions were effected by Mr. Butler during the past sixty (60) days.

          (d) A trust established for Mr. Butler's grandchildren, for which Mr. Butler serves as Trustee, has the right to receive the proceeds from a sale of the 4,933 Shares held in such trust. Certain former employees of Sheffield have the right to receive proceeds from a sale of the 10,072 Shares held in Sheffield's 401(k) Plan.

          (e) Mr. Butler ceased to be the beneficial owner of more than five percent of the Company's Shares on the effective date of the Merger, June 6, 1996.


Item 6.   Contracts, Arrangements, Understandings or Relationships
- -------   --------------------------------------------------------
          with Respect to Securities of the Issuer.
          ----------------------------------------

          There are no contracts, arrangements, understandings or relationships between Mr. Butler and any other person with respect to any securities of the Company other than (i) an Incentive Stock Option Agreement, dated January 15, 1996, between the Company and Mr. Butler, for the purchase of 41,108 Shares at an option price of $3.64 per share.


Item 7.   Material to Be Filed as Exhibits.
- -------   --------------------------------

          Exhibit A -    Option Agreement, dated January 15, 1996,
                         between the Company and Mr. Butler.

          Exhibit B -    Restated Agreement and Plan of Merger, dated
                         as of February 6, 1996 between Sheffield
                         Exploration Company, Inc. and TransMontaigne
                         Oil Company (Incorporated by reference to the Registration Statement on Form S-4, as filed with the Securities and Exchange
                         Commission on May 6, 1996 (SEC File No. 333-
                         3195).

TRANSMONTAIGNE OIL COMPANY                           Page 6 of 6 Pages
SCHEDULE 13D                                             June 28, 1996

                               SIGNATURE
                               ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 1996         J. Samuel Butler
                              ---------------------------------
                              J. Samuel Butler

                             EXHIBIT INDEX

Exhibit       Document
- -------       --------

A             Option Agreement, dated January 15, 1996, between the
              Company and Mr. Butler.

THE FOLLOWING IS THE ORIGINAL SCHEDULE 13D AS FILED ON JANUARY 10, 1995

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549
                            _______________

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                       (Amendment No.         )*

                  SHEFFIELD EXPLORATION COMPANY, INC.
- ----------------------------------------------------------------------
                           (Name of Issuer)

                Common Stock, par value $.01 per share
- ----------------------------------------------------------------------
                    (Title of Class of Securities)

                              821181 10 4
             ---------------------------------------------
                            (CUSIP Number)

  J. Samuel Butler, 1801 Broadway, Suite 600, Denver, Colorado 80202
                            (303) 296-1908
- ----------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            January 3, 1995
        -------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  821181 10 4                           Page  2  of  6  Pages
         --------------                               ---    ---

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. Samuel Butler

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [ ]
          N/A

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                      174,810

               8    SHARED VOTING POWER

                       0

               9    SOLE DISPOSITIVE POWER

                      174,810

               10   SHARED DISPOSITIVE POWER

                       0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          174,810

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.1%

14   TYPE OF REPORTING PERSON*

          IN

SHEFFIELD EXPLORATION COMPANY, INC.                  Page 3 of 6 Pages
SCHEDULE 13D                                         January 10, 1995


Item 1.   Security and Issuer.
- -------   -------------------

          Shares of Common Stock, par value $.01 per share (the
"Shares") of:

          Sheffield Exploration Company, Inc.
          Suite 600
          1801 Broadway
          Denver, Colorado  80202

          The names and addresses of the principal executive officers of the Company are as follows:

     Name                Title               Address
     ----                -----               -------

Edwin H. Morgens         Chairman            10 East 50th Street
                                             New York, NY  10022

J. Samuel Butler         President &         1801 Broadway
                         Chief Executive     Suite 600
                         Officer             Denver, CO  80202

Jerry D. Smothermon      Vice President      1801 Broadway
                                             Suite 600
                                             Denver, CO  80202

David L. Milanesi        Vice President,     1801 Broadway
                         Chief Financial     Suite 600
                         Officer and         Denver, CO  80202
                                             Secretary


Item 2.   Identity and Background.
- -------   -----------------------

          (a)  J. Samuel Butler
          (b)  1801 Broadway, Suite 600, Denver, CO  80202
          (c)  President and Chief Executive Officer of the Company
          (d) Mr. Butler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Butler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SHEFFIELD EXPLORATION COMPANY, INC.                  Page 4 of 6 Pages
SCHEDULE 13D                                         January 10, 1995


          (f)  United States citizenship.


Item 3.   Source and Amount of Funds or Other Consideration.
- -------   -------------------------------------------------

          This initial Schedule 13D is being filed to report the acquisition by J. Samuel Butler of 43,333 Shares at a price of $1.50 per share, on January 3, 1995. On December 8, 1994, the Board of Directors of the Company approved a bonus payment to Mr. Butler of $65,000 for the express purpose of exercising a Special Purchase Warrant for 43,333 Shares (attached hereto as Exhibit A). The purpose of the bonus payment tied to the warrant exercise was to increase Mr. Butler's equity position in the Company as an employment incentive. Mr. Butler's exercise of the Special Purchase Warrant on January 3, 1995 increased his holding of the Company's Shares to 5.1%.

          With respect to other Shares acquired by Mr. Butler prior to the exercise of the Special Purchase Warrant, Mr. Butler used personal funds for a majority of the acquisitions with the exception of 60,000 Shares he acquired in connection with the terms of an Agreement and Plan of Merger, dated as of December 31, 1994 (the "Merger Agreement"), attached hereto as Exhibit B. Pursuant to the terms of the Merger Agreement, Mr. Butler, the sole shareholder of Trinity Petroleum Management, Inc. ("TPM"), exchanged all of his TPM shares for 60,000 Shares and cash from the Company equal to the value of certain assets of TPM.


Item 4.   Purpose of Transaction.
- -------   ----------------------

          Mr. Butler exercised the Special Purchase Warrant to acquire 43,333 Shares in order to increase his equity position in the Company.


Item 5.   Interest in Securities of the Issuer.
- -------   ------------------------------------

          (a) - (b) Mr. Butler beneficially owns 174,810 Shares, representing 5.1% of the Company's Shares. Mr. Butler has sole voting and dispositive power over such Shares, but specifically disclaims beneficial ownership of 7,000 Shares held in trust for his grandchildren, for which he serves as Trustee.

          (c) On December 31, 1994, Mr. Butler received 60,000 Shares in consideration for the transfer of his shares of TPM common stock to the Company. Such transfer was in connection with the Company's acquisition (by merger) of TPM, which formerly provided administrative services to the Company.

SHEFFIELD EXPLORATION COMPANY, INC.                  Page 5 of 6 Pages
SCHEDULE 13D                                         January 10, 1995


               On December 22, 1994, Mr. Butler purchased 10,700
Shares in the open market for a price of $1.4375 per share.

               On December 16, 1994, Mr. Butler disposed of 1,200
Shares by gift.

          (d) A trust established for Mr. Butler's grandchildren, for which Mr. Butler serves as Trustee, has the right to receive any proceeds from a sale of the 7,000 Shares held in such trust.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships
- -------   --------------------------------------------------------
          with Respect to Securities of the Issuer.
          -----------------------------------------

          There are no contracts, arrangements, understandings or relationships between Mr. Butler and any other person with respect to any securities of the Company other than (i) an Incentive Stock Option Agreement, dated January 14, 1993, between the Company and Mr. Butler, for the purchase of 50,000 Shares at an option price of $2.00 per share, attached hereto as Exhibit D; and (ii) an Incentive Stock Option Agreement, dated December 2, 1993, between the Company and Mr. Butler, for the purchase of 50,000 Shares at an option price of $3.00 per share, attached hereto as Exhibit E.


Item 7.   Material to Be Filed as Exhibits.
- -------   --------------------------------

          Exhibit A -    Special Purchase Warrant Certificate.

          Exhibit B -    Agreement and Plan of Merger, dated as of
                         December 31, 1994.

          Exhibit C -    The Company's 1990 Amended and Restated Stock
                         Option Plan.

          Exhibit D -    Option Agreement, dated January 14, 1993,
                         between the Company and Mr. Butler.

     Exhibit E -    Option Agreement, dated December 2, 1993, between
                    the Company and Mr. Butler.

SHEFFIELD EXPLORATION COMPANY, INC.                  Page 6 of 6 Pages
SCHEDULE 13D                                         January 10, 1995



                               SIGNATURE
                               ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 10, 1995             /s/ J. Samuel Butler
                                   -----------------------------------
                                   J. Samuel Butler
                                   President & CEO